CREDIT AGRICOLE S.A.

Le Directeur des Affaires Juridiques

Direction des Affaires Juridiques
91/93 Boulevard Pasteur
75015 Paris

tel : 33 (0)1 43 23 58 30
fax :33 (0)1 43 23 02 36
jean-michel.daunizeau@credit-agricole-sa.fr

Paris, november 30th, 2007


07028601

Via Post

Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

SUPPL

Re: Amendment of Rule 12g3-2(b) exemption application pursuant to Rule 12g3-2(f) promulgated under the Securities Exchange Act of 1934.

Dear Mr. Staffin:

Crédit Agricole S.A. ("Crédit Agricole") would like to amend its initial application for an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. In accordance with the new Rule 12g3-2(f)(2) under the Securities Exchange Act of 1934, Crédit Agricole is notifying the Securities and Exchange Commission (the "Commission") of its intention to publish electronically the information required under Rule 12g3-2(b)(iii) on its Internet Web site, http://www.credit-agricole.fr, rather than submitting such information to the Commission in paper format. As required under Rule 12g3-2(f)(1), this information will comply with the English translation requirements provided in Rule 12g3-2(e).

Please do not hesitate to contact the undersigned if you have any questions regarding this amendment to Crédit Agricole's application for the exemption under Rule 12g3-2(b).

Very truly yours,

Jean-Michel Daunizeau

END